

January 7, 2011

Mr. William G. Forhan
 Chief Executive Officer
CASINO PLAYERS, INC.
24 N. Commerce Parkway, Suite 105
Weston, Florida 33326

      Re: Casino Players, Inc.
              Item 4.01 Form 8-K
              Filed November 19, 2010
              File No. 333-138251

Dear Mr. Forhan:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief